FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

25 March 2002

LIHIR GOLD LIMITED

c/- Lihir Management Company Limited
Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

LIHIR GOLD LIMITED

Incorporated in Papua New Guinea
ARBN 069 803 998

Stock Market Codes
ASX – LHG
NASDAQ – LIHRY
POMSoX - LHG

Date: 25 March 2002

ACCOUNTING ADJUSTMENT - 2001 FINANCIAL RESULT

The audit of the group's Preliminary Final Report has now been completed and accompanies this release. Following a detailed review of the taxation treatment of the hedge book under International Accounting Standards ("IAS"), an adjustment to previously reported results has arisen. This Appendix 4B is the same as the group's unaudited Preliminary Final Report issued on 25 February 2002 with the exception of an income tax benefit of US$16.4m to income and a deferred tax charge of an equivalent amount to reserves. Net assets (US$585.3m) and profit before tax (US$42.8m) remain the same as previously reported.

This results in an after tax profit of US$59.2m for the year ended 31 December 2001.

The income tax benefit of US$16.4m arises because, in accordance with IAS 12, a deferred tax liability of US$16.4m has been recognised to take account of the tax-effect on the value of the hedgebook that is now recorded on the balance sheet, with a corresponding charge being posted directly against shareholders' equity. Therefore, to maintain a nil net deferred tax position, the Company has recognised a deferred tax asset equal to the liability created. The corresponding amount from this has been posted as a tax credit.

This accounting adjustment does not affect cash flow, or the Company's obligation to pay tax in the future.

For further information call (675) 986 5604
Rod Antal **Manager Corporate, Safety & Investor Relations**

Web Site www.lihir.com.pg

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

for By: [signature]

Name: Rod Antal

Title: Company Secretary